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UNI
SECURITIES AND
Washington, D.C. 20549

SEC FILE NUMBER
8-35097

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Fidelity Investments Institutional Services Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Devonshire Street
(No. and Street)

Boston	Massachusetts	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tony Castella — (212) 335-5926
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue	NY	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
(SEC I.D.No. 8-35097)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934
As a PUBLIC DOCUMENT.



Report of Independent Auditors

To the Stockholder of Fidelity Investments Institutional Services Company, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Fidelity Investments Institutional Services Company, Inc. (the "Company") in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2012

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

FIDELITY INVESTMENTS INSTITUTIONAL SERVICES COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011
(Dollars in thousands, except share data)

ASSETS		
Securities owned - at fair value	$	23,917
Prepaid expenses		2,299
Intangible assets, net		865
Deferred dealer concessions, net		232
Other assets		847
Total Assets	$	28,160
LIABILITIES		
Payables:		
Payable to brokers and dealers	$	907
Other payables		1,998
Total Liabilities		2,905
COMMITMENTS AND CONTINGENCIES (Note E)		
STOCKHOLDER'S EQUITY		
Common stock, $1 par value; authorized 3,000 shares; 1,000 shares issued and outstanding		1
Additional paid-in capital		58,355
Total Stockholder's Equity		58,356
Less: Net receivable from FMR		(33,101)
Total Stockholder's Equity, net		25,255
Total Liabilities and Stockholder's Equity	$	28,160

The accompanying notes are an integral part of the statement of financial condition.

A. Organization:

Fidelity Investments Institutional Services Company, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority. The Company is a wholly owned subsidiary of FMR LLC ("FMR"). The Company earns revenues on marketing and distribution services associated with selling mutual funds for which Fidelity Distributors Corporation ("FDC"), an affiliate, is the principal underwriter and distributor or sponsor. All of the Company's marketing and distribution services revenue is earned from FDC. In addition, the Company is the general financial intermediary for certain Fidelity offshore mutual funds managed by an affiliate. The Company earns fees associated with selling and servicing these offshore mutual funds from an affiliate.

B. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the statement of financial condition.

Cash

For the purposes of reporting cash in the statement of financial condition, the Company defines cash as cash on hand, demand deposits, and time deposits with maturities less than 60 days. The Company's policy is to invest excess cash into money market funds which are classified as securities owned, at fair value in the statement of financial condition.

Fair Value Measurements

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment, and considers factors specific to the asset or liability. The three levels are described below:

- Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted prices for identical assets and liabilities in an active market.
- Level 2 - Financial assets and liabilities whose values are based on quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

(Dollars in thousands)

B. Summary of Significant Accounting Policies, continued:

- Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

Deferred Dealer Concessions

Deferred dealer concessions include sales commissions paid to financial intermediaries in connection with the sale of certain Fidelity offshore mutual funds which are deferred and amortized over periods generally ranging from one to five years. In the event that the underlying mutual fund shares to which the deferred sale charge unit relates are redeemed earlier than the estimated life, the unamortized balance is fully charged against income.

Deferred dealer concessions of $232 are net of accumulated amortization of $1,597 at December 31, 2011.

Intangible Assets

Intangible assets include the excess of purchase price over the fair value of net assets acquired which has been attributed to the value of a customer list. Intangible assets are recorded at cost and amortized over the estimated useful life, generally five years.

Intangible assets of $865 are net of accumulated amortization of $1,495 at December 31, 2011.

Income Taxes

The Company is allocated by FMR a portion of FMR's income tax provision as if it were filing tax returns on a separate company basis. Deferred income taxes are allocated to the Company by FMR as a result of differences in the recognition of revenue and expense for tax and financial reporting purposes. At December 31, 2011, the Company's net deferred tax assets approximated $534 and are included in the net receivable from FMR. The primary source of temporary differences which comprise the net deferred tax asset is deferred compensation expense. FMR files state tax returns on a unitary/combined basis and the Company files state tax returns on a separate company basis.

Recent Accounting Pronouncements

Fair Value Measurements

In 2010, the Financial Accounting Standards Board (the "FASB") amended its standard on fair value measurements and disclosures to add new requirements for disclosures about significant transfers into and out of Levels 1 and 2 and gross presentation of activity within the Level 3 rollforward with separate disclosures about purchases, sales, issuances, and settlements. The amended standard also clarifies existing fair value disclosures about the level of disaggregation as well as inputs and valuation techniques used to measure fair value. The Company adopted this amended standard effective January 1, 2010, except for the gross presentation of the Level 3 rollforward, which the Company adopted effective January 1, 2011. Adoption of this amended standard did not have a material impact on the statement of financial condition.

(Dollars in thousands)

B. Summary of Significant Accounting Policies, continued:

In May 2011, the FASB issued amended guidance regarding fair value measurements and disclosures. Although the amended guidance is largely consistent with existing fair value measurement principles under GAAP, some of the amendments could change how the fair value measurement guidance is applied. In addition, the existing disclosure requirements for fair value measurements have been expanded. The amended guidance is effective for the Company beginning January 1, 2012. The Company does not expect the adoption of this amended guidance to have a material impact on the statement of financial condition.

C. Securities Owned at Fair Value:

Securities owned consist of shares held in a Fidelity money market mutual fund. Securities owned are measured at fair value on a recurring basis. The fair value of securities are determined using published net asset values, as applicable. At December 31, 2011, all of the Company's securities owned measured at fair value are classified as Level 1 within the fair value hierarchy. There were no transfers into or out of Level 1 of the fair value hierarchy during the year.

D. Income Taxes:

The Company's parent, FMR, is subject to flow-through tax treatment under Subchapter S of the Internal Revenue Code which generally allows taxable income, deductions and credits to flow directly to its shareholders but is subject to tax in certain state and international jurisdictions. The Company is also subject to taxation under the Subchapter S rules.

The Company files income tax returns both as part of the FMR U.S. federal and state income tax return filings as well as on a separate company basis. With limited exceptions, the FMR returns that include the Company's activity are no longer subject to federal tax examinations for years before 2006 or state and local examinations for years before 2003.

E. Commitments and Contingencies:

In the normal course of business, the Company has been named as a defendant in several legal actions, lawsuits and is subject to regulatory inquiries. The Company reviews such matters on a case by case basis and establishes reserves if a loss is probable and the amount of the loss can be reasonably estimated. The Company currently has one open regulatory matter. While the outcome of this matter is inherently uncertain, it is the opinion of management, after consultation with counsel, that its resolution will not have a material adverse effect on the statement of financial condition.

F. Stockholder's Equity:

During 2011, the Company declared and recorded non-cash dividends in the amount of $325,505 to FMR of which $105,265 was a return of additional paid-in capital. The total non-cash dividends recorded of $325,505 were settled via the intercompany account to FMR. The Company also paid a cash dividend of $25,000 during the year ended December 31, 2011.

G. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the alternate method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2011, the Company had net capital of $20,534 of which $20,284 was in excess of its required net capital of $250.

H. Transactions with Affiliated Companies:

The Company generates its marketing and distribution services revenue based on a cost plus arrangement. In addition, the Company is charged for services provided by FMR and affiliated companies.

All intercompany transactions with FMR and affiliated companies are charged or credited through an intercompany account with FMR and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The Company generally receives credit for the collection of its receivables and is charged for the settlement of its liabilities through its intercompany account with FMR. Under an agreement with FMR, the Company may offset assets and liabilities which will ultimately be settled by FMR on behalf of the Company against the Company's receivable from FMR. In accordance with the agreement, net liabilities of approximately $23,127 have been offset against the receivable from FMR. These liabilities are primarily employee compensation and benefit related.

I. Employee Benefit and Plans:

The Company participates in FMR's defined contribution profit-sharing plan covering substantially all employees. FMR contributes annually to the plan through a profit sharing contribution equal to a percentage of participating employees' eligible compensation. Additionally, FMR makes matching contributions to the plan based on amounts contributed by employees to the plan during the year.

The Company participates in FMR's Retiree Health Reimbursement Plan, a health reimbursement arrangement covering eligible employees. Under the plan, eligible employees accrue a benefit based on an annual award, at FMR's discretion, subject to ten year cliff vesting.

The Company participates in various FMR share-based compensatory plans and is allocated a compensation charge that is amortized over the period in which it is earned. This charge is based on the change in the Net Asset Value ("NAV") of FMR shares, as defined.

J. Concentration of Credit Risk:

The Company is engaged in various mutual fund brokerage activities in which counterparties primarily include broker dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

K. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2011, and through February 27, 2012 (the date of the filing of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the statement of financial condition as of December 31, 2011.